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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
						(Amendment No. 1 )


						BRC Holdings, Inc.
						(Name of Issuer)

						Common Stock

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				(Title of Class of Securities)

						227174109
					  (CUSIP Number)

		David Fink						  Carolyn S. Reiser, Esq.
Matador Capital Management Corporation	    Shartsis, Friese & Ginsburg LLP
	200 1st Ave. North, Suite 206			One Maritime Plaza, 18th Floor

	St. Petersburg, FL  33701				San Francisco, CA 94111
	(813) 898-9300						(415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

						November 13, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note:	Six copies of this statement, including all exhibits, should be
filed with the Commission.	See Rule 13d-1(a) for other parties to whom
copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

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SCHEDULE 13D

CUSIP No. 227174109								Page 2 of 9 Pages
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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Matador Capital Management Corporation
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ /
												(b)		/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*
	AF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
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		NUMBER OF		7	SOLE VOTING POWER
		SHARES			496,050
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				467,800
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				496,050
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						467,800
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	963,850
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.8%
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14	TYPE OF REPORTING PERSON*
	CO and IA
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				*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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SCHEDULE 13D

CUSIP No. 227174109								Page 3 of 9 Pages
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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Jeffrey A. Berg
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ X /
												(b)		/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*
	AF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
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		NUMBER OF		7	SOLE VOTING POWER
		SHARES			496,050
		BENEFICIALLY	--------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				467,800
		REPORTING		--------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				496,050
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						467,800
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	963,850
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.8%
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14	TYPE OF REPORTING PERSON*
	IN
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				*SEE INSTRUCTIONS BEFORE FILLING OUT!
		INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
	(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 227174109								Page 4 of 9 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of BRC Holdings, Inc.,
a Delaware corporation ("BRCP").	The principal executive office of BRCP
is located at 1111 West Mockingbird Lane, Suite 1400, Dallas, TX 75247.



ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Matador Capital Management Corporation, a Delaware corporation
("MCMC"); Jeffrey A. Berg ("Berg"); David R. Fink ("Fink"); William W.
Wright ("Wright"); and Steven A. Kohl ("Kohl").

	(b)	The business address of MCMC, Berg, Fink, Wright and Kohl is 200
First Ave. North, Suite 206, St. Petersburg, FL 33701.

	(c)	MCMC is an investment advisor.  Berg is the President, sole
director and controlling shareholder of MCMC. Fink is the Chief Operating Officer of MCMC. Wright is the Treasurer of MCMC. Kohl is the Vice President of MCMC.

	(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Berg, Fink, Wright and Kohl are citizens of the United States of
America.

SCHEDULE 13D

CUSIP No. 227174109								Page 5 of 9 Pages


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

MCMC			Funds Under Management 	$18,344,178


ITEM 4.	PURPOSE OF TRANSACTION.

On October 30, 1996, MCMC filed a complaint in the Court of Chancery of the State of Delaware seeking injunctive relief in connection with the tender offer disclosed in a Tender Offer Statement on Schedule 14D-l, dated October 23, 1998, of ACS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation, for 8,704,238 shares of Stock (the "Tender Offer"). The complaint alleges, among other things, that appropriate disclosure under Delaware law has not been made to BRCP's stockholders in connection with a proposed merger between BRCP and ACS Acquisition Corporation and that BRCP's Board has not taken the steps required by Delaware law to be taken prior to agreeing to a sale of control.

The reporting persons have had discussions with senior management of BRCP over the past 18 months, and may in the future have additional discussions with senior management, concerning various operational and financial aspects of BRCP's business. The reporting persons may solicit indications of interest from potential purchasers of BRCP and have retained one and may retain more investment banking firms to assist them and to explore ways of
maximizing long-term shareholder value.   The reporting persons have had
and may in the future have discussions with other shareholders regarding
various ways of maximizing long-term shareholder value.   The reporting
persons may also seek to obtain financing for a bid by the reporting persons alone or with other investors.

The reporting persons intend continuously to review their investment in BRCP and may in the future change their present course of action. The reporting persons may determine to acquire additional Stock or to dispose of all or a portion of the Stock which they now own or may hereafter acquire. In reaching any decision as to their investment, the reporting persons will take into consideration various factors, such as BRCP's business and prospects, other developments concerning BRCP (including, but not limited to, actions of the Board of Directors and management of BRCP), other investment opportunities available to the reporting persons, developments with respect to the other investments of the reporting persons, general economic conditions, and money and stock market conditions.

SCHEDULE 13D

CUSIP No. 227174109								Page 6 of 9 Pages

ITEM 4. (continued)

Other than as described above, the reporting persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of BRCP, or the disposition of securities of BRCP, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving BRCP or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of BRCP or any of its subsidiaries (iv) any change in the present Board of Directors or management of BRCP including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of BRCP;
(vi) any other material changes in BRCP's business or corporate structure;
(vii) changes in BRCP's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of BRCP by any persons; (viii) causing a class of securities of BRCP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of BRCP becoming eligible for termination of registration pursuant to Section l2(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

				Aggregate
			  Beneficially
			      Owned	   Voting Power		Dispositive Power
Name 	Number	Percent	Sole		Shared	Sole		Shared

MCMC		963,850	6.8%		496,050	467,800	496,050	467,800
Berg		963,850	6.8%		496,050	467,800	496,050	467,800

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since August 26, 1998:

	 Purchase				Number		Price
Name	 or Sale	 Date		of Shares		Per Share

MCMC		P	9/1/98		10,000		$15.250
MCMC		P	9/3/98		25,000		$14.881
MCMC		P	9/30/98		   250		$17.100
MCMC		P	10/28/98		15,000		$18.543
MCMC		P	10/30/98		10,000		$18.627
MCMC		P	11/2/98		20,000		$18.688

All transactions were executed on the Nasdaq National Market.

SCHEDULE 13D

CUSIP No. 227174109								Page 7 of 9 Pages


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to investment management agreements, MCMC is authorized, among other things, to invest funds of its investment advisory clients in securities, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements. The investment management agreements provide for fees payable to MCMC based on assets under management and realized and unrealized gains.

MCMC is also a member of RJ Matador, L.L.C., a Delaware limited liability company and registered investment adviser. RJ Matador, L.L.C. and MCMC are the general partners of an investment limited partnership, whose limited partnership agreement provides to MCMC and RJ Matador, L.L.C., as general partners, the authority, among other things, to invest the funds of the partnership in Stock and to vote and dispose of Stock. Pursuant to such limited partnership agreement, the general partners are entitled to allocations based on assets under management and realized and unrealized gains.

Berg is also the President of Everglades Capital Corporation ("Everglades"). Everglades is the general partner of Matador Capital Management, L.P. ("MCM"), a Delaware limited partnership that is the general partner of several investment limited partnerships. Pursuant to those partnerships' agreements of limited partnership, MCM has the authority to invest the partnerships' funds in Stock and to vote and dispose of Stock and is entitled to allocations based on assets under management and realized and unrealized gains. MCM has delegated its investment management responsibilities with respect to those partnerships to MCMC.

Pursuant to an agreement dated as of November 13, 1998, MCMC retained Jefferies & Company, Inc. ("Jefferies") to act as exclusive financial advisor to MCMC in connection with its investment in BRCP, including, but not limited to, any actions which MCMC may take to (i) solicit indications of interest from potential purchasers of BRCP or any of BRCP's material assets, (ii) obtain financing for a bid to acquire BRCP by MCMC alone or with any other investors, or (iii) any other actions by MCMC to maximize the value of its investment in BRCP.

Additionally, Jefferies may assist the filing persons in communicating to other BRCP shareholders a recommendation not to tender in the Tender Offer made by ACS Acquisition Corporation and described in Item 4 above.

SCHEDULE 13D

CUSIP No. 227174109								Page 8 of 9 Pages


ITEM. 6.	(continued)

In consideration for Jefferies' services, MCMC has paid Jefferies a retainer and has agreed to pay an additional success fee. MCMC has also agreed to reimburse Jefferies for its out-of-pocket expenses incurred in connection with its services and to indemnify Jefferies for certain liabilities.

The filing persons have continued to have discussions with other BRCP shareholders regarding various ways to maximize long-term shareholder value.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SCHEDULE 13D

CUSIP No. 227174109								Page 9 of 9 Pages

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	November 16, 1998.

MATADOR CAPITAL MANAGEMENT CORP.			/s/ Jeffrey A. Berg
									Jeffrey A. Berg

By:	/s/ Jeffrey A. Berg
	Jeffrey A. Berg, President



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